

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2024

Chaim Lebovits
Chief Executive Officer
Brainstorm Cell Therapeutics, Inc.
1325 Avenue of Americas, 28th Floor
New York, NY 10019

> **Re: Brainstorm Cell Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 17, 2024**
> **File No. 333-282172**

Dear Chaim Lebovits:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Risk Factors, page 4

1. Please revise the Risk Factors section of this Form S-3 to discuss the risk that the company may fail to regain compliance with the continued listing requirements of Nasdaq, which may result in the company's common stock being delisted and negatively impact the price and liquidity of the company's common stock. We note this risk is discussed in the company's Form 10-Q for the quarterly period ended June 30, 2024, filed on August 14, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Faith Charles, Esq.